UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)	OMB APPROVAL OMB NUMBER: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response.........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* Kempner, Thomas L. (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol IGENE BIOTECHNOLOGY, INC. (IGNE)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director _X_ 10% Owner ____Officer (give ___Other (specify title below) below) ____________________________

c/o Loeb Partners Corporation 61 Broadway (Street) New York, N.Y. 10006 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year August 2001 5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group (Check Applicable Line _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3.Trans- action Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)

Common Stock	386,972	D

Common Stock	8,621,247	I	Tte. of Tr. (1)

Common Stock	182,526	I	Tte. of Tr. (2)

Common Stock	8,661,245	I	Tte. of Tr. (3)

(1) (2) (3)	Tte. of Trust for the benefit of Alan H. Kempner, Jr. Nan S. Kempner Tte. of Trust for the benefit of Thomas L. Kempner

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code Instr. (8) Code V	5. Number of Deriv- ative Securities Acquired (A) or Dis- posed of (D) (Instr. 3, 4, and 5) (A) (D)	6. Date Exer- cisable and Expiration Date (Month/Day/ Year) Date Expira- Exer- tion cisable Date	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title Amount or Number of Shares	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner ship (Instr. 4)

Warrants	$.08	3/1/01	J(4)	3,169,410	Pres. (5) 2/28/11	Common	.08	85,952,375	1	Tte. of Tr.(3)

Warrants	$.08	3/1/01	J(4)	3,169,409	Pres. (5) 2/28/11	Common	.08	85,952,375	1	Tte. of Tr.(1)

Warrants	$.08	3/27/01	J(6)	4,687,500	Pres. (5) 3/26/11	Common	.08	85,952,375	1	Tte. of Tr.(3)

Warrants	$.08	3/27/01	J(6)	4,687,500	Pres. (5) 3/26/11	Common	.08	85,952,375	1	Tte. of Tr.(1)

Convertible Debentures	$.08	3/1/01	J(7)	228,533	Pres(8)	Common 2,856,912	225,000	85,952,375	I	Tte. of Tr.(3)

Convertible Debentures	$.08	3/1/01	J(7)	228,533	Pres(8)	Common 2,856,912	225,000	85,952,375	I	Tte. of Tr.(1)

Convertible Debentures	$.08	3/27/01	J(9)	125,000	Pres(8)	Common 1,562,500	125,000	85,952,375	I	Tte. of Tr.(3)

Convertible Debentures	$.08	3/27/01	J(9)	125,000	Pres(8)	Common 1,562,500	125,000	85,952,375	I	Tte. of Tr.(1)

Convertible Debentures	$.08	6/5/01	J(10)	62,500	Pres(8)	Common 781,250	62,500	85,952,375	I	Tte. of Tr.(3)

Convertible Debentures	$.08	6/5/01	J(10)	62,500	Pres(8)	Common 781,250	62,500	85,952,375	I	Tte. of Tr.(1)

Convertible Debentures	$.08	7/31/01	J(11)	112,500	Pres(8)	Common 1,406,250	112,500	85,952,375	I	Tte. of Tr.(3)

Convertible Debentures	$.08	7/31/01	J(11)	112,500	Pres(8)	Common 1,406,250	112,500	85,952,375	I	Tte. of Tr.(1)

Explanation of Responses:

(4)	Warrants received in consideration for commitment to purchase 8% convertible debentures pursuant to subscription agreement dated 3/1/01.
(5)	Warrants did not become exercisable until August 2, 2001 when the Company filed an amendment to its Certificate of Incorporation to increase the number of authorized shares.
(6)	Warrants received in consideration for commitment to purchase 8% convertible debentures pursuant to subscription agreement dated 3/27/01.
(7)	Convertible Debentures received in exchange for cancellation of demand notes totalling $450,000 in operating funds and pursuant to a subscription agreement dated 3/1/01.
(8)	Convertible Debentures did not become convertible until August 2, 2001 when the Company filed an amendment to its Certificate of Incorporation to increase the number of authorized shares.
(9)	Convertible Debentures received in the first of three installments as part of a commitment to fund up to $750,000 in operating funds pursuant to a subscription agreement dated 3/27/01.
(10)	Convertible Debentures received in the second of three installments as part of a commitment to fund up to $750,000 in operating funds pursuant to a subscription agreement dated 3/27/01.
(11)	Convertible Debentures received in the third of three installments as part of a commitment to fund up to $750,000 in operating funds pursuant to a subscription agreement dated 3/27/01.

/s/ Thomas L. Kempner September 7, 2001 **Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

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